UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PAYA HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

70434P 103

(CUSIP Number)

GTCR-Ultra Holdings, LLC

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

January 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR-Ultra Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,234,022

(11)	Aggregate amount beneficially owned by each reporting person 45,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34.2% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 132,214,528 shares of common stock outstanding as of November 1, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2022.

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Fund XI/B LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,234,022

(11)	Aggregate amount beneficially owned by each reporting person 45,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34.2% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on 132,214,528 shares of common stock outstanding as of November 1, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, which was filed with the SEC on November 4, 2022.

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Fund XI/C LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,234,022

(11)	Aggregate amount beneficially owned by each reporting person 45,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34.2% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on 132,214,528 shares of common stock outstanding as of November 1, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, which was filed with the SEC on November 4, 2022.

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Partners XI/B LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,234,022

(11)	Aggregate amount beneficially owned by each reporting person 45,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34.2% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on 132,214,528 shares of common stock outstanding as of November 1, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, which was filed with the SEC on November 4, 2022.

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Partners XI/A&C LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,234,022

(11)	Aggregate amount beneficially owned by each reporting person 45,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34.2% (1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on 132,214,528 shares of common stock outstanding as of November 1, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, which was filed with the SEC on November 4, 2022.

CUSIP No. 70434P 103

(1)	Names of reporting persons GTCR Investment XI LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,234,022
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,234,022

(11)	Aggregate amount beneficially owned by each reporting person 45,234,022
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34.2% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 132,214,528 shares of common stock outstanding as of November 1, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, which was filed with the SEC on November 4, 2022.

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2020 (the “Original Schedule 13D”), as amended and supplemented by the Schedule 13D/A filed with the SEC on March 24, 2021 (“Amendment No. 1”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2(a) of the Original Schedule 13D and Amendment No. 1 is hereby amended and supplemented as follows:

Certain Information required by this Item 2 concerning the executive officers and directors of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D and Amendment No. 1 is hereby amended and supplemented as follows:

On January 8, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nuvei Corporation, a corporation incorporated pursuant to the laws of Canada (“Parent”), and Pinnacle Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and conditions thereof, Merger Sub has agreed to commence, and Parent has agreed to cause Merger Sub to commence, a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock of the Issuer, at a price of $9.75 per share (the “Per Share Price”), in cash, without interest, subject to any applicable withholding of taxes. Pursuant to the Merger Agreement, following the consummation of the Offer, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, Parent, the Issuer and GTCR Ultra Holdings LLC, a Delaware limited liability company (“Holdings”) entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with respect to all shares of common stock of the Issuer owned by Holdings.

Holdings has agreed to, among other things, subject to the terms of the Tender and Support Agreement:

●	tender, or cause to be tendered, in the Offer all of its shares of common stock of the Issuer;

●	vote in favor of the Merger Agreement and against any other acquisition proposal for the Issuer;

●	not transfer its shares of common stock of the Issuer, subject to certain exceptions; and

●	not solicit any alternative acquisition proposal for the Issuer.

The Tender and Support Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the valid termination of the Merger Agreement, (iii) the time upon which any modification, waiver or amendment to the Merger Agreement reduces the amount or changes the form of consideration, (iv) a change in recommendation by the Issuer’s board of directors with respect to the Offer, or (v) the mutual written consent of the Issuer, Holdings, Parent and Merger Sub.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Tender and Support Agreement, a copy of which is attached as Exhibit 1 hereto and is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D and Amendment No. 1 is hereby amended by the incorporation of the information provided in Item 4.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Tender and Support Agreement, dated as of January 8, 2023.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2023

GTCR-ULTRA HOLDINGS, LLC

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR FUND XI/B LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR FUND XI/C LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR PARTNERS XI/B LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR PARTNERS XI/A&C LP

By:	/s/ Jeffrey S. Wright, by power of attorney

GTCR INVESTMENT XI LLC

By:	/s/ Jeffrey S. Wright, by power of attorney

SCHEDULE A

GTCR Investment XI LLC is managed by the following managers: David A. Donnini, Collin E. Roche, Constantine S. Mihas, Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, and Benjamin J. Daverman.

The principal occupation of each of the individuals listed on this Schedule A is serving as a managing director of GTCR LLC. The business address of each such individual is c/o GTCR LLC, 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654.

The filing of this Statement shall not be construed as an admission that any of such individuals is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.